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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

CONFIDENTIAL
September 8, 2020

Re:	American Well Corporation

Registration Statement on Form S-1

Filed August 24, 2020

CIK No. 0001393584

Mr. Daniel Morris

Ms. Erin Jaskot

Ms. Suying Li

Ms. Angela Lumley

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Morris and Ms. Jaskot, Ms. Li and Ms. Lumley:

On behalf of American Well Corporation, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 4, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.

Recent developments-Google Investment and Commercial Relationships, page 13

1.	Please file your telehealth agreement with Google as an exhibit to the registration statement or tell us why you are not required to do so.

Response: The Company respectfully submits that the commercial agreement entered into between the Company and Google LLC (“Google”) on August 24, 2020 (the “Google Commercial Agreement”) does not fit within any of the categories specified in Section 601 of Regulation S-K where such contracts must be filed. Accordingly, the Company believes that it is not necessary to file such agreement as part of the Registration Statement. Pursuant to Section 601(b)(10)(ii) of Regulation S-K, a registrant need not file any contract that ordinarily accompanies the kind of business undertaken by

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

the registrant unless it fits into one of four specified categories. The only relevant category would be if the “registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The Company notes that it is not substantially dependent on the Google Commercial Agreement to operate its business as it will not sell any major part of its products or services under this contract (in fact, the Company expects that revenue from this contract would not even approach 20% of revenue in the next several years). To date, the Company has not generated any material revenue directly from the Google Commercial Agreement. Prior to entering into the Google Commercial Agreement, the Company successfully operated its business in a similar manner and could easily do so again if the Google Commercial Agreement is implemented and were ever terminated.

Risks Related to this Offering and Ownership of Our Class A Common Stock, page 61

2.

Please add disclosure discussing the impact of the conversion of Class B and Class C common stock on holders of Class A common stock, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares.

Response: In response to the Staff’s comment, the Company plans to revise the risk factor disclosure on page 61 as indicated below (with the new text bold and underlined) in its next filed amendment to the Registration Statement.

The multiple class structure of our common stock and the ownership of Class B common stock by our Founders will have the effect of concentrating voting control with our Founders for the foreseeable future, which will limit or preclude your ability to influence corporate matters.

For so long as any shares of our Class B common stock remain outstanding, our Founders will at all times at least hold 51% of the voting power of the voting stock of the Company. As a result, our Founders, as the holders of Class B common stock, collectively will continue to control a majority of the total combined voting power of our outstanding common stock and therefore be able to control all matters submitted to our stockholders for approval, including elections for directors, mergers or acquisitions, asset sales and other significant transactions, so long as the Class B common stock remain outstanding. Even in the event that one of our Founders converts all or a portion of his shares of Class B common stock into shares of Class A common stock, the Class B common stock held by one or both of our Founders outstanding after such conversion would still be entitled to 51% of the voting power of the voting stock of the Company for so long as any Class B shares remain outstanding, subject to the conditions in our amended and restated certificate of incorporation, while the Founder who converted his shares into shares of Class A common stock would dilute the relative voting power of existing holders of Class A common stock as his Class A common stock, together with the Class C shares in the case of votes other than for directors, would be entitled to a pro rata portion of the 49% vote to which the Class A common shares, together with the Class C shares in the case of votes other than for directors, are entitled. In this circumstance, the Founders would be entitled to more than 51% of the voting power of our common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, our Founders will be able to

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

control the amendments of our amended and restated certificate of incorporation or by-laws, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans and approval of any merger or sale of assets for the foreseeable future. This control may materially adversely affect the market price of our Class A common stock.

Additionally, the Founders, as the holders of our Class B common stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or which may not be aligned with your interests. The holders of our Class B common stock will also be entitled to a separate vote in the event we seek to amend our amended and restated certificate of incorporation in a manner that adversely affects the holders of our Class B common stock.

Finally, as noted above, any conversion of existing shares of Class B or Class C common stock would dilute the relative voting power of all holders of shares of Class A common stock. As of August 31, 2020, the Company had 36,200,326 shares of Class A common stock reserved for issuance upon conversion of Class B and Class C common stock. To the extent that the holders of Class B or Class C common stock convert their shares, your proportional vote out of the 49% vote to which the Class A shares (together with the Class C shares, in the case of votes other than for directors) are entitled while shares of Class B common stock remain outstanding will be diluted.

Notes to Consolidated Financial Statements

18. Equity Award Plan, page F-41

3.

Please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price or range.

Response: As previously communicated supplementally, the Company preliminarily estimates a price range of $14.00 to $18.00 per share of Class A common stock (the “IPO Price Range”) for the Offering, after giving effect to an 8.8-for-1 stock split, which became effective on August 28, 2020 (the “Stock Split”). As is typical in initial public offerings, the IPO Price Range was not derived using a formal determination of fair value but was determined by discussions between the Company and the underwriters. The IPO Price Range was determined based, in large part, on input from the underwriters and subsequent discussions among the board of directors of the Company (the “Board”) and senior management of the Company. The price range noted above is subject to further revision based on market conditions, business developments and other factors.

The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment. However, the Company believes that, barring significant unforeseen events, the foregoing IPO Price Range will not be subject to significant change.

Among the factors that were considered in setting the IPO Price Range were the following:

•	The general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

•	The Company’s financial condition and prospects;

•	Estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•

The benefit of the transaction with Google Cloud announced concurrently with the public filing of the S-1 on August 24, 2020 (while this transaction is not expected to generate material revenues, at least in the near term, the perceived endorsement by Google is expected to have a favorable impact on investors);

•	Recent performance of IPOs of companies in the technology sector and the equity price of comparable companies, notably Teladoc and Livongo; and

•	An analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

Historical Share-Based Compensation Awards Granted since December 31, 2018

The Company has advised us that it has granted stock options and restricted stock units (“RSUs”) during the period from December 31, 2018 through the date of this letter as follows (but excluding grants being made in connection with the offering, which will be valued based upon the IPO price):

Options:

Grant Date	Number of Underlying Shares	Board-Determined Estimated Fair Value of Options	Date of 409A Valuation
January 10, 2019	2,285,360	$5.55	June 30, 2018
February 6, 2019	443,256	$5.55	June 30, 2018
June 25, 2019	548,240	$5.55	June 30, 2018
December 5, 2019	1,734,462	$7.10	December 31, 2019 (1)
January 29, 2020	1,565,968	$7.10	December 31, 2019
March 13-17, 2020	424,148	$7.10	December 31, 2019
July 9, 2020	647,108	$9.96	June 30, 2020

Restricted Stock Units:

Grant Date	Number of Underlying Shares	Board-Determined Fair Value of Underlying Shares	Date of 409A Valuation
August 13, 2019	1,322,745	$5.76	June 30, 2019
December 5, 2019	1,293,600	$7.10	December 31, 2019 (1)
April 3, 2020	57,851	$7.10	December 31, 2019
June 18, 2020	5,721,760	$9.96	June 30, 2020(2)
August 12, 2020	3,344,000	$10.65	July 31, 2020
August 20, 2020	577,730	$10.65	July 31, 2020
August 31, 2020	107,301	$13.64	August 28, 2020

(1)

While these December 5, 2019 options and RSUs were granted before the December 31, 2019 409A valuation date, the Company believes the valuation as of December 31, 2019 is the best approximation of the value on December 5, 2019 given the Series C Preferred Stock issuance in December 2019.

(2)

Similarly, while these June 18, 2020 RSUs were granted before the June 30, 2020 409A valuation date, the Company believes the valuation as of June 30, 2020 is the best approximation of the value on June 18, 2020.

Historical Fair Value Determination and Methodology

The Company accounts for share-based awards under the recognition and measurement provisions of Accounting Standards Codification 718 (Compensation—Stock Compensation). Share-based compensation cost is measured at the grant date based on the fair value of the underlying common

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

stock and RSUs based on the Black-Scholes model for the options (of which the underlying common stock fair value is a key input) and is recognized as expense over the requisite service period. The fair value of RSUs with vesting conditions dependent upon the Company’s stock price is determined using a Monte Carlo simulation.

As there has been no public market for the Company’s common stock, the estimated fair value of its common stock has been determined by the Board as of the date of each equity grant, with input from management, considering the Company’s most recent third-party valuations of its common stock (so-called “409A valuations”) and the Board’s assessment of additional objective and subjective factors that it believed were relevant based on the information known to the Company and the Board on the date of such grant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board granted all options to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant.

As disclosed in the Registration Statement, third-party valuations of the Company’s common stock were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Common Stock Valuations

Various objective and subjective factors determined the fair value of the common stock as of each grant date, including:

•	contemporaneous valuations performed by third-party valuation firms;

•	the prices, rights, preferences, and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock;

•	the prices of convertible preferred stock sold by the Company to third-party investors in arms-length transactions;

•	the lack of marketability of the Company’s common stock;

•	the Company’s actual operating and financial performance;

•	current business conditions and projections;

•	the Company’s stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the Company’s business given prevailing market conditions;

•	recent secondary stock transactions;

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

•	the market performance of comparable publicly-traded companies; and

•	U.S. market conditions.

IPO Price Range

•

Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the IPO Price Range does not take into account the potential for alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations, the Company continuing as a private, stand-alone entity, etc.

•

The IPO Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock associated with historical option grants and RSUs appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid. Even if an IPO were to be successfully completed, the common stock associated with historical option grants to executive officers and other employees would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

In the summer of 2020, the Company held “testing-the-waters” meetings, at which the Company received feedback from potential investors related to deal appetite. During that time-frame and thereafter, several companies have executed IPOs, which have performed better than expected and have given investors renewed confidence in the new issue market. The information and feedback gathered from the testing the waters meetings is reflected, within the 409A valuation, in the higher likelihood of the IPO and the decreased discount for lack of maketability (“DLOM”). These two drivers were key in the increased value determined (fair value of common stock increasing from $9.96 at June 30, 2020 to $10.65 at July 31, 2020 and then further increased to $13.64 at August 31, 2020).

•	Continued improvements in the capital markets provided for increased investor appetite for an IPO relative to the market dynamics known as of the significant grant dates in 2020.

•

The IPO Price Range also took into account performance and valuations of technology companies in May and thereafter that the lead underwriter expects may be potentially viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of companies outside of the Company’s line of business.

•

Underwriters additionally cited the Google Cloud partnership, announced on August 24, 2020 and simultaneously with the public filing of the Company’s Registration Statement, as an additional valuation determinate in the IPO Price Range.

•

Given the proximity to the anticipated completion of the IPO, the IPO Price Range assumes a successful offering. A successful offering would provide the Company with: (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash; (ii)

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

improved access and a lower expected cost of capital through public company debt and equity markets; (iii) a “currency” to enable the Company to make strategic acquisitions and compensate employees as the Board may deem appropriate, which are reflected in the valuation reflected in the IPO Price Range; and (iv) a strengthened brand recognition in the marketplace.

•

The IPO Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Common Stock Valuation Methodologies

The Company’s common stock valuations were estimated through application of the Option-Pricing Method (“OPM”), The OPM depends on key assumptions including time to liquidity, expected volatility, dividends, and total equity value. The time to liquidity and dividend assumptions were based on the expectations of Company management, whereas volatility was estimated based on historical volatility of comparable publicly traded companies.

Total equity value was estimated using a “back solve” method as part of the OPM when there was a recent round of financing. This methodology infers the total equity value implied by the recent financing round by solving for the total equity value in the OPM that produces a price for the recent financing round security that equals the price paid. The inferred total equity value was corroborated through application of the income approach, specifically the discounted cash flow (“DCF”) method, which focuses on estimated expected cash flow available for distribution to the equity holders. The DCF method involves significant assumptions regarding the Company’s projected cash flows and the discount rate applicable to the Company’s business. Values derived under the income approach were also utilized as the basis for implied market approach indications and compared to market multiples of publicly held competitors of the Company for additional corroborative purposes.

When a recent financing round was not available, total equity value was estimated using a DCF and corroborated through comparison of the multiples implied by the DCF to the market multiples of publicly held competitors of the Company. As noted below, for the grants in 2020, a recent financing round was generally available.

If any assumptions change, the share-based compensation expense for equity awards could be materially different.

Comparison of Recent Historical Common Stock Valuations and the IPO Price Range

As the Company is a telemedicine company on the front lines of the COVID-19 crisis, the demand for its products increased dramatically during the pandemic in late March 2020 and Q2 2020, with continued growth from historical levels in Q3 2020. This highlighted to investors the previously unacknowledged opportunities for overall telemedicine in the healthcare ecosystems and specifically for the Company.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

Prior to the full onset of the COVID-19 crisis, the Company granted 3.3 million options in early December 2019 and late January 2020 at a fair value of $7.10 per share and then 1.4 million RSUs in early December 2019 and April 3, 2020 based on a December 31, 2019 valuation of $7.10 per share. While these December 5, 2019 options and RSUs were granted before the December 31, 2019 409A valuation date, the Company believes the valuation as of December 31, 2019 is the best approximation of the value on December 5, 2019. The December 31, 2019 KPMG 409A valuation was based on a December 2019 and January 2020 arms-length fund raise at $75 per Series C Preferred Stock share (or $8.52 per Series C Preferred Stock share on an if converted basis), adjusted to reflect the value of common stock as set out below.

There was a peak in visit volumes in due to COVID and the Company conducted a significant fundraise in May 2020 at $100 per Series C Preferred Stock share (or $11.36 per Series C Preferred Stock share on an if converted basis). This arms-length financing round, where investors performed due diligence on the Company’s updated financial projections model, was the basis for our June 30, 2020 KPMG 409A valuation of $9.96 per common share. On June 18, 2020 the Company granted 5,721,760 RSUs and while these June 18, 2020 RSUs were granted before the June 30, 2020 409A valuation date, the Company believes the valuation as of this later date is the best approximation of the value on June 18, 2020.

A subsequent July 31, 2020 KPMG 409A common stock valuation resulted in a valuation of $10.65 based on similar projections with the increased value attributed to a higher likelihood of an initial public offering. On August 12, 2020, the Company granted 3,344,000 RSUs based off of the July 31, 2020 valuation and on August 20,2020 granted an additional 577,730 RSUs.

While Teladoc and Livongo’s share prices increased 25% and 70%, respectively, from June 30, 2020 to July 31, 2020, underwriters continued to believe that the Company’s significantly lower gross margins versus these two primary comparable companies could result in a different and lower valuation level.

On August 24, 2020, concurrent with the public filing of its Registration Statement, the Company announced a partnership with Google Cloud where Amwell would become Google Cloud’s preferred telemedicine platform. Among other positive attributes of this partnership, underwriters and investors view this partnership as a catalyst to address the Company’s lower profit margin profile versus the Company’s primary comparable company (Teladoc) and thus was a component of the underwriters’ recommended IPO range of $14 - $18. Immediately prior to the announcement of this partnership, they had discussed a range of $13 - $17.

The Company believes the following technical factors further explain the difference between the fair value of the Company’s historical common stock valuations and the IPO Price Range.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

Historical Common Stock Valuations

•

Throughout the year-to-date period ended August 31, 2020, the Board-determined fair value has been a function of the preferred stock fund raises in Q4 2019 and Q1 2020 at $75 per Series C Preferred Stock share (or $8.52 per Series C Preferred Stock share on an if converted basis) and May 2020 at $100 per share, the likelihood of a successful IPO scenario and a discount for lack of marketability, the strong revenue growth (while expenses were in line with forecasts), and the investment commitment from Google on August 22, 2020. The Board-determined fair value of common stock follows a linear progression as the preferred stock fund raises during 2020 increased from $75 per Series C Preferred Stock share (or $8.52 per Series C Preferred Stock share on an if converted basis) to $100 per Series C Preferred Stock share (or $11.36 per Series C Preferred Stock share on an if converted basis). Further, the Company’s revenue performance during the COVID-19 crisis supported an increasing valuation and opportunity for a successful IPO. As the Company continued to execute on the IPO plan, the likelihood of a successful IPO event in 2020 increased while the remaining time to the event decreased.

•

The primary driver for the Board-determined fair value of the common stock between the grants made in the three months ended March 31, 2020 was related to the Series C Preferred Stock raises. During the fourth quarter of 2019 and the first quarter of 2020, the Company completed preferred stock raises at an amount equal to $75 per Series C Preferred Stock share (or $8.52 per Series C Preferred Stock share on an if converted basis). The raises represented arms-length transactions and are indicative of the value of the preferred stock. The 409A valuation of common stock was performed based on multiple IPO timing scenarios and the back solve method (to the recent fund raises). The Company factored discounts for lack of marketability that ranged from 10% to 25% for the various scenarios utilized in the valuation (which contemplated an IPO in either July 2020, November 2020, January 2021, or remaining private).

•

One of the primary drivers for the increase in Board-determined fair value of the common stock between the grants made during the three months ended March 31, 2020 and the grants made during the three months ended June 30, 2020 was the significant increase in average monthly visit volumes and average monthly active providers delivering healthcare on the Company’s platform, with increases of over 300% and 400%, respectively, related to COVID-19 and the related change in the Company’s financial prospects. The primary driver of valuation in our space is forward revenue, and this substantially increased revenue and forward revenue show a similar increase in valuation as the Company’s peers (Teladoc stock price increased 21% during the similar period).

•

On various dates in May 2020, the Company raised $134 million of preferred stock at a price of $100 per Series C Preferred Stock share (or $11.36 per Series C Preferred Stock share on an if converted basis). This transaction was the foundation for the June 30, 2020 409A valuation. In this valuation, the Company reduced the discount for lack of marketability (to a range of 7.5% to 20.0%) primarily due to the decrease in time remaining to the assumed IPO event. This range was utilized based on IPO scenarios that ranged in date from September 2020 through July 2021 (with the consistent scenario of remaining private).

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

•

The above referenced preferred stock fund raises equated to a common stock of $9.96 per share at June 30, 2020 (the increase reflective of the passage of time). Passage of time (and relative time remaining to potential IPO event) was the key differentiator here because the Company continued the strong performance during the uncertain COVID-19 environment. While the Company continued to execute to plan, with respect to the IPO timeline, there was still enough uncertainty that underlying assumptions remained unchanged.

•	When performing our June 30, 2020 409A valuation, the Company assigned the following percentages to the various IPO likelihood scenarios and applied a DLOM for each scenario:

•	September 30, 2020 – 50% (DLOM of 2.5%);

•	January 30, 2021 – 10% (DLOM of 5%);

•	July 15, 2021 – 20% (DLOM of 7.5%); and

•	Remain private – 20% (DLOM of 15%).

•

The primary driver for the increase in Board-determined fair value of the common stock between the grants made during the three months ended June 30, 2020 and the date of this letter is based on the likelihood of a successful IPO in Q3 2020, combined with the performance of peer companies (including, but not limited to, the announced acquisition of Livongo by Teladoc).

•

When determining the fair value of common stock at July 31, 2020, the Company considered prior fund raises but focused primarily on the likelihood of the IPO (given the progress made with respect to the overall timeline and the general strength of the markets specific to telehealth). When performing our July 31, 2020 409A valuation, the Company assigned the following percentages to the various IPO scenarios:

•	September 30, 2020 – 70% (DLOM of 2.5%);

•	January 30, 2021 – 5% (DLOM of 5.0%);

•	July 15, 2021 – 5% (DLOM of 7.5%); and

•	Remain private – 20% (DLOM of 15%)

•

When updating the fair value for August 28, 2020, the Company continued to increase the likelihood of an IPO and reduced the DLOM (supported by the initial confidential filing, the amended S-1 filings, and the public flip of the S-1 document). Further, this was the first valuation with the insight of the investment

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

bankers and initial IPO pricing range. However, the key differentiator in August was the investment commitment by Google on August 22, 2020. The partnership with Google lends further brand recognition and represents an additional opportunity to expand our market penetration and expand our future revenue growth. The investment banks were estimating a lower range prior to the announcement of the Google investment commitment. This resulted in a fair value of common stock of $13.64. The Company used the following scenarios for the August 31, 2020 409A valuation:

•	September 18, 2020 – 90% (DLOM of 2.5%);

•	Remain private – 10% (DLOM of 10%)

•

The below chart illustrates the stock price movement in our selected group of peer companies during the period from December 31, 2019 through August 31, 2020. While the Company considers the overall peer group, particular attention is paid to Teladoc and Livongo as they are the most relevant (on August 5, 2020 Teladoc announced the pending acquisition of Livongo). The Company considers these to be the most relevant due to the specific offerings of the companies. It is further noted that revenue growth rates of these peers are in line with the Company’s, however both have forecasted gross margin contributions in excess of the Company (and therefore are not direct indicators of the assigned value of our common stock).

	STOCK PRICE					SEQUENTIAL CHANGE%
	12/31/2019	3/31/2020	6/30/2020	7/31/2020	8/31/2020	3/31/2020	6/30/2020	7/31/2020	8/31/2020	YTD
Benefitfocus	21.94	8.91	10.76	11.71	10.34	-59%	21%	9%	-12%	-53%
Evolent Health	9.05	5.43	7.12	11.65	14.33	-40%	31%	64%	23%	58%
HelathEquity	74.07	50.59	58.67	51.56	57.48	-32%	16%	-12%	11%	-22%
Health Catalyst	34.70	26.15	29.17	34.90	31.18	-25%	12%	20%	-11%	-10%
Tebula Rasa	48.68	52.29	54.73	56.20	50.60	7%	5%	3%	-10%	4%
Teladoc	83.72	155.01	190.84	237.63	215.69	85%	23%	25%	-9%	158%
Veeva	140.66	156.37	234.42	264.57	282.27	11%	50%	13%	7%	101%
Livongo	25.06	28.53	75.19	127.25	137.30	14%	164%	69%	8%	448%
Phreesia	26.64	21.03	28.28	30.06	31.54	-21%	34%	6%	5%	18%

Amwell	7.10	7.10	9.96	10.65	13.64	0%	40%	7%	28%	92%

•	When evaluating the stock price chart above, the Company specifically notes the following:

•

YTD performance is in line with the Company’s peer group (performing above the average, however lagging behind Teladoc and Livongo for the year to date change – which is in line with expectations given the Company’s lower gross margin contribution). The Company’s increase in August does outpace Teladoc and Livongo given the investment commitment by Google on August 22, 2020 as well as the partnership.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

•	While the quarterly Board-determined fair values do not necessarily mirror the movement of the peer groups, the increases in price are consistent with the following events:

•	Q4 ’19 and Q1 ’20 preferred stock fund raises at $75 per Series C Preferred Stock share (or $8.52 per Series C Preferred Stock share on an if converted basis);

•	Q2 ’20 preferred stock fund raise at $100 per Series C Preferred Stock share (or $11.36 per Series C Preferred Stock share on an if converted basis);

•	Q3 ’20 substantial increase in the likelihood of a successful IPO event (which factors into the 409A valuation in the form of reduced DLOM).

•	Improvements in the capital markets provided for increased investor appetite for an IPO relative to the market dynamics known as of the significant grant dates in 2020.

•

The Dow Jones Industrial Average (“DJIA”) exhibited considerable market volatility given underlying economic uncertainties associated with COVID-19, as evidenced by a 37.1% decline in value from market highs of February 12, 2020 to market lows of March 23, 2020. As the potential economic and societal impact of COVID-19 became better understood, the DJIA experienced a 54% increase from market lows on March 23, 2020 to subsequent highs on August 28, 2020.

•

The IPO market experienced reduced activity in March and April of 2020 as investors were concerned about significant volatility given market conditions and uncertainties associated the potential impact of the COVID-19 on the operations and financial prospects of companies in the marketplace. However, activity in the IPO market increased significantly in mid-to-late May and thereafter as the stock market recovered from market lows experienced in March 2020 and companies resumed efforts to access capital via the IPO markets.

*     *     *

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. In addition, the Company will continue to update its disclosure for equity-related transactions through the effective date of the Registration Statement.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	September 8, 2020

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Ido Schoenberg, co-Chief Executive Officer
Roy Schoenberg, co-Chief Executive Officer
Keith Anderson, Chief Financial Officer
Bradford Gay, Senior Vice President and General Counsel
American Well Corporation

Michael Benjamin, Esq.
Nathan Ajiashvili, Esq.
Latham & Watkins LLP